Exhibit 12.1

PEBBLEBROOK HOTEL TRUST
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(In thousands, except ratios)

	For the year ended December 31,
	2015	2014	2013	2012	2011

Earnings
Add:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$91,372	$66,729	$36,795	$22,404	$13,427
Fixed charges	43,478	30,089	27,799	16,802	14,842
Amortization of capitalized interest	15	—	—	—	—
Distributed income of equity investees	13,858	9,152	1,617	—	—
Total Added Items	148,723	105,970	66,211	39,206	28,269
Subtract:
Interest capitalized	(598)	—	(206)	(236)	—
Total Earnings	$148,125	$105,970	$66,005	$38,970	$28,269

Fixed Charges
Add:
Interest expensed	$38,803	$27,669	$23,938	$13,532	$12,098
Interest capitalized	598	—	206	236	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	(29)	(604)	(259)	1,400	1,555
Estimate of interest within rental expense	4,106	3,024	3,914	1,634	1,189
Total Fixed Charges	43,478	30,089	27,799	16,802	14,842
Preferred share dividends	25,965	25,095	22,969	17,841	10,427
Combined Fixed Charges and Preferred Share Dividends	$69,443	$55,184	$50,768	$34,643	$25,269
Ratio of Earnings to Fixed Charges	3.41	3.52	2.37	2.32	1.90
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	2.13	1.92	1.30	1.12	1.12